January 27, 2020

Leonard Greene
Chief Executive Officer
Greene Concepts, Inc.
13195 U.S. Highway 221N
Marion, North Carolina 28752

       Re: Greene Concepts, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed January 10, 2020
           File No. 024-11090

Dear Mr. Greene:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2019 letter.

Amendment No. 1 to Form 1-A filed January 10, 2020

Government Regulation, page 28

1. We note your response to prior comment 7. Please reconcile your disclosure on page 28 that it will take approximately six months to prepare your facility with your disclosure on page 27 that you expect to launch your white label spring water "sometime during the first quarter of 2020."
Compensation of Directors and Executive Officers, page 35

2. Please clarify the cash compensation disclosed in the table on page 35 for the fiscal year ended July 31, 2019. Please disclose by footnote why Mr. Greene's cash compensation is not showing up as total compensation. We also note the footnote to the table references
 Leonard Greene
Greene Concepts, Inc.
January 27, 2020
Page 2
      Ms. Howard's term as CEO, which conflicts with the disclosure included in the description of consulting agreements. If Mr. Greene was the CEO prior to Ms. Howard's appointment in January, please make this clear from the disclosure. Please revise to disclose the status of Ms. Howard's consulting agreement set to expire on January 31,
      2020.
Security Ownership of Management and Certain Securityholders, page 37

3.    We note your response to prior comment 9. Please clarify how you determined the
      amount of shares mentioned in the second column of the table on page 37. We note that
      Mr. Levit and Mr. Brown, as beneficial owners of BNL would each own 12,000,000 shares of preferred stock rather than 6,000,000. In addition, please expand the disclosure in footnote (5) on page 37 to disclose when BNL acquired the shares of preferred stock and the amount paid to acquire the shares. Please provide all data as of a more recent date.
        You may contact Dale Welcome at 202-551-3865 or John Cash, Accounting Branch
Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Kate McHale, Staff
Attorney, at 202-551-3464 with any other questions.



                                                           Sincerely,
FirstName LastNameLeonard Greene
                                                           Division of
Corporation Finance
Comapany NameGreene Concepts, Inc.
                                                           Office of
Manufacturing
January 27, 2020 Page 2
cc:       Louis A. Bevilacqua
FirstName LastName